Mail Stop 4561
								April 14, 2006

Charles T. Jensen
President, Chief Executive Officer and Director
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
  	Preliminary Schedule 14A
      Filed on April 6, 2006
	File No. 0-21743

Dear Mr. Jensen:

      We have limited review of the above-referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal Three:  Increase in Number of Authorized Shares of Common
Stock
1. Immediately following the second paragraph under "General Information," quantify the potential aggregate dilutive effect on stockholders of the private placement transactions, the equity line transaction and all other arrangements you have pursuant to which you may issue common stock of the company.


2. With regard to the sale of Series C preferred stock in the amount of $27 million, please disclose the aggregate number of shares issuable upon conversion of the preferred stock and warrants.
3. Regarding the $100 million Standby Equity Distribution Agreement, please expand the disclosure to describe the material terms of the March 30, 2005 transaction such as, for example, the $1 million cash commitment fee, the amount at which the shares would be valued and the payment by you to Cornell at 5% of gross proceeds for each purchase.
4. You indicate that one of the purposes you have for increasing the number of authorized shares is to enable you to pursue additional strategic acquisitions. Revise to disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock to acquire additional businesses.
If so, please disclose by including materially complete descriptions of the future acquisitions. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the additional authorized shares of common stock.
5. Please tell us and disclose if applicable the effect of an unfavorable vote on the proposal to increase the number of authorized shares of common stock in connection with the purposes listed on pages 8 and 9. Will a negative vote have any impact on the contractual obligations between you and Cornell Capital Partners?

	In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities
Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc: 	Via facsimile:  (305) 358-7095
      Clay Parker, Esq.
	Kilpatrick & Lockhart LLP



Charles T. Jensen
NeoMedia Technologies, Inc.
April 14, 2006
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